UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 2)

Wavecom S.A.
(Name of Subject Company (Issuer))
Gemalto S.A.
a subsidiary of Gemalto N.V.
Gemalto N.V.
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Shares, nominal value of €1.00 per Share
and
American Depositary Shares evidenced by American Depositary Receipts, each representing one Share
(Title of Class of Securities)
943531103
(CUSIP Number of Class of Securities)
Jean-Pierre Charlet
Gemalto N.V.
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX, Amsterdam
The Netherlands
+31 205 620 680
Copy to:

Laurent Faugérolas Stéphane Sabatier Willkie Farr & Gallagher LLP 21-23 rue de la Ville l’Evêque Paris 75008, France +33 1 53 43 45 00	Jon J. Lyman Willkie Farr & Gallagher LLP One Angel Court London EC2R 7HJ, England +44 20 7696 5454
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,713,010	$1,089

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €7 for each of the 1,718,330 ADSs outstanding; (y) €7 for each of the 791,022 Shares estimated to be held by U.S. holders as of the date hereof within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.30 plus unpaid accrued interest for each of the 128,594 OCEANEs estimated to be held by U.S. holders as of the date hereof; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 22, 2008) of $1.2835 for one euro. The unpaid accrued interest to be paid per OCEANE is estimated to be €0.01 per OCEANE based on an estimated settlement date of January 5, 2009 for the Offers (as defined below). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 5% of the 15,820,442 outstanding Shares and 5% of the 2,571,884 outstanding OCEANEs are each held by U.S. holders. The number of ADSs, Shares and OCEANEs outstanding is based on Wavecom S.A.’s (“Wavecom”) Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 and Wavecom’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Commission on April 8, 2007.

**	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 7 for the fiscal year 2008, is $39.30 for every $1,000,000 of transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,089	Filing Party: Gemalto S.A.
Form or Registration No.: SC TO-T	Date Filed: October 28, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to under Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended, initially filed with the Securities and Exchange Commission on October 28, 2008 (the “Schedule TO”) by Gemalto S.A., a société anonyme organized under the laws of France (“Purchaser”) and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, relating to the offer to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible or exchangeable into new or existing Shares (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes, or “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “International Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs wherever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and the related ADS Letter of Transmittal and the Forms of Acceptance.
     Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the U.S. Offer to Purchase.
     The U.S. Offer to Purchase, including Schedule A thereto, is hereby incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment No. 2 adds Gemalto N.V. to the Schedule TO as an additional offeror and signatory.
Item 1. Summary Term Sheet.
     Item 1 of the Schedule TO is hereby amended and supplemented as follows:
     The paragraph under the question “Can I withdraw previously tendered Securities? Until what time?” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Yes. You can withdraw Securities that you previously tendered at any time until the offer has expired. We have been granted by the Securities and Exchange Commission (the “Commission”) exemptive relief from Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), so that Securities tendered in this offer may not be withdrawn during the period from the expiration of this offer until the AMF announces the final results of the Offers in accordance with French law and practice. As a result, you will not have the right to withdraw Securities during that period. If we decide to provide a subsequent offering period, Securities tendered during that period may be withdrawn at any time prior to the expiration of such period. We will accept any and all Securities validly tendered during any subsequent offering period and not withdrawn prior to its expiration. See “Introduction,” Section 1: “Terms of the U.S. Offer” and Section 4: “Withdrawal Rights.””
     The paragraphs under the question “Will the Offers be followed by a squeeze-out if all of the Shares are not tendered in the Offers?” in the U.S. Offer to Purchase are hereby amended and restated in their entirety to read as follows:
     “We currently intend to own 100% of Wavecom. Therefore, if, at the closing of the Offers, we own Shares (including Shares represented by ADSs) representing at least 95% of the share capital and voting rights of Wavecom, we intend to request authorization from the AMF, within three months of the closing of the Offers, to implement a squeeze-out of the Shares (including Shares represented by ADSs). We also intend to request authorization from the AMF, within three months from the closing of the Offers, to implement a squeeze-out of the OCEANEs if we own Shares (including Shares represented by ADSs) representing at least 95% of the share capital and voting rights of Wavecom on a fully diluted basis (i.e., including the Shares that could be issued as a result of the conversion of the OCEANEs not validly tendered in the Offers).
     We also reserve the right, in the event we would hold, directly or indirectly, at least 95% of the voting rights of Wavecom and if a squeeze-out is not implemented under the conditions mentioned above, to file with the AMF a draft mandatory buyout offer, followed by a squeeze-out targeting the Shares and the OCEANEs not then held by us.”
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The third full paragraph on page 3 of the Introduction is hereby amended and restated in its entirety to read as follows:
     “We have been granted by the Commission certain other relief from the otherwise applicable statutes and rules to allow this offer to proceed in the manner described in this document. In particular, the Commission has granted the following:
•	relief under Rule 14d-10(a)(1) under the Exchange Act to permit this offer to be conducted concurrently with the International Offer;

•	relief under Section 14(d)(5) of the Exchange Act to provide that withdrawal rights will not be available during the period from the expiration of the U.S. Offer until the AMF announces the final results of the Offers in accordance with French law and practice;

•	relief under Rule 14d-7(a)(1) under the Exchange Act to permit the withdrawal rights of Wavecom security holders to expire notwithstanding Purchaser’s post-expiration right to withdraw the Offers under certain limited conditions;

•	relief under Rule 14d-11 under the Exchange Act to permit a subsequent offering period in excess of 20 business days; and

•	relief collectively under Rule 14d-11(c), Rule 14d-11(d) and Rule 14d-11(e) under the Exchange Act to permit a subsequent offering period to be announced, commenced and conducted in accordance with French law and practice.”
     The second paragraph under in Section 1: “Terms of the U.S. Offer—Treatment of the U.S. Holders of Warrants” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “In the event the Offers are completed and Purchaser implements a squeeze-out or the trading of the Wavecom Shares is substantially limited, Purchaser intends to implement a liquidity mechanism based on the price of the Offers for the benefit of the holders of Shares obtained as a result of the exercise of the Warrants which could not be exercised during the Offers (or the Subsequent Offering Period or reopened International Offer, if any) in accordance with applicable law and regulation. If the Offers are completed, once Purchaser has had the opportunity to review in detail the terms of the Warrant grants and their holders, Purchaser will determine the manner in which it will implement this mechanism. Purchaser may acquire the Shares issued as a result of the exercise of the Warrants in privately conducted purchases or other transactions with the holders of Warrants, in any case based on the price offered for the Shares in the Offers to be determined and in accordance with, and subject to, securities laws that may be applicable to such transactions.”
     The first paragraph in Section 4: “Withdrawal Rights” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “Securities tendered pursuant to the U.S. Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, tenders are irrevocable. We have been granted by the Commission exemptive relief from Section 14(d)(5) of the Exchange Act so that Securities tendered in this offer may not be withdrawn during the period from the Expiration Date until the AMF announces the final results of the Offers in accordance with French law and practice. As a result, you will not have the right to withdraw Securities during that period.”
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Item 5 of the Schedule TO is hereby amended and supplemented as follows:
     The fifth paragraph in Section 10: “Background of the Offers; Contacts with Wavecom” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows and moved to after the sixth paragraph in such Section:
     “On July 17, 2008, Olivier Piou, Chief Executive Officer of Gemalto, and Mr. Black met, at the request of Mr. Piou, to discuss the possibility of a combination between Gemalto and Wavecom.”
     The ninth paragraph in Section 10: “Background of the Offers; Contacts with Wavecom” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “On September 17, 2008, Mr. Piou, Christophe Pagezy, Executive Vice President, Corporate Projects of Gemalto, and Mr.

Goboyan met with Mr. Black, Mr. Maher, Mr. Hékimian and Michel Alard, director and cofounder of Wavecom (holding, as of September 8, 2008, 1,595,456 Shares), at a dinner during which they discussed the strategic interest and the structure of a potential combination between Gemalto and Wavecom. Following this dinner, Gemalto’s management team concluded that, even if both parties were interested in a combination between Gemalto and Wavecom, there were significant differences of opinion as to the conditions under which such combination could occur, in particular with respect to potential price ranges. As a result, Gemalto’s management team considered a voluntary tender offer for Wavecom Shares, which Gemalto intended to commence before the end of 2008. The management team concluded that Gemalto was permitted to initiate such voluntary tender offer without the prior agreement of Wavecom and/or Mr. Hékimian, as Gemalto was not provided any information that could be characterized as confidential pursuant to securities laws, in particular with respect to the above-mentioned confidentiality agreement dated June 28, 2008, discussed above, which stated as follows:”
Item 6. Purposes of the Transaction and Plans or Proposals.
     Item 6 of the Schedule TO is hereby amended and supplemented as follows:
     The third paragraph in Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:
     “If, and to the extent that, Purchaser acquires control of Wavecom, we intend to conduct a detailed review of Wavecom management and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.
     According to Wavecom’s public disclosure, in the event of a negotiated merger, acquisition of Wavecom, or hostile takeover bid on the Shares that results in Mr. Black being terminated within six months thereof and if Mr. Black is not offered an opportunity to perform functions of an equivalent level, Wavecom has undertaken to pay Mr. Black a severance payment (except in case of gross or wrongful misconduct) equal to three times his annual fixed salary, including the severance payment provided by law and any applicable collective bargaining agreements. According to Wavecom’s public disclosure, because the severance payment was approved by the Wavecom board of directors before the French “TEPA” law was adopted, it must be revised before February 22, 2009 to conform with the law’s requirements, which, among other things, requires that severance payments be subject to performance conditions determined by the Wavecom board of directors, approved by the shareholders and disclosed publicly. According to Wavecom’s public disclosure, the Wavecom board of directors also decided in June 2008 that a special bonus equal to Mr. Black’s annual fixed and variable salary for one year will be triggered upon the acquisition of Wavecom or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. According to Wavecom’s public disclosure, a successful completion of the Offers would result in payment of the bonus. In addition, according to Wavecom’s public disclosure, some of Wavecom’s executive officers may be entitled to additional severance pay that is not related to any change in control.
     We will not definitively determine the desired composition of Wavecom’s board of directors until after, and if, the Offers have been completed; however, in the event we acquire control of Wavecom, we intend to cause the composition of the board to be modified to reflect the new ownership of Wavecom.”
     The fourth, fifth and sixth paragraphs in Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase are hereby amended and restated in their entirety to read as follows:
     “We currently intend to own 100% of Wavecom. Therefore, if, at the closing of the Offers, we own Shares (including Shares represented by ADSs) representing at least 95% of the share capital and voting rights of Wavecom, we intend to request authorization from the AMF, within three months of the closing of the Offers, to implement a squeeze-out of the Shares (including Shares represented by ADSs). We also intend to request authorization from the AMF, within three months from the closing of the Offers, to implement a squeeze-out of the OCEANEs, if we own Shares (including Shares represented by ADSs) representing at least 95% of the share capital and voting rights of Wavecom on a fully diluted basis (i.e., including the Shares that could be issued as a result of the conversion of the OCEANEs not validly tendered in the Offers).
     We also reserve the right, in the event we would hold, directly or indirectly, at least 95% of the voting rights of Wavecom and if a squeeze-out is not implemented under the conditions mentioned above, to file with the AMF a draft mandatory buyout offer, followed by a squeeze-out targeting the Shares and the OCEANEs not then held by us.
     Any buyout offer or squeeze-out of holders of Wavecom Shares or OCEANEs located in the United States and of holders of

Wavecom ADSs would be made in accordance with applicable U.S. federal and other securities, as determined based on the circumstances existing at such time. If any buyout or squeeze-out constitutes a tender offer for U.S. securities law purposes, it may be made to U.S. holders of Wavecom Securities in reliance on the “Tier I” exemption from the U.S. tender offer rules pursuant to Regulation 14D under the Exchange Act. As a result, a buyout offer or squeeze-out could be conducted in accordance with French law only.
     If we acquire Shares representing more than 50.01% but less than 95% of the total share capital and voting rights of Wavecom, French law does not provide us with a mechanism to compel remaining shareholders to sell their Securities to us. In such case, Purchaser has not determined whether or when it would seek to acquire any Wavecom Securities not tendered into the Offers. Purchaser expects to make these determinations based on the facts and circumstances existing at the appropriate time. Such facts and circumstances could include, among others:
•	the anticipated cost of acquiring the remaining Wavecom Securities;

•	the proportion of the share capital and voting rights of Wavecom that Purchaser then owns;

•	tax considerations; and

•	the costs of maintaining a minority interest in Wavecom.
     Purchaser will decide, after weighing all the relevant circumstances, whether the acquisition of any Wavecom Securities not tendered into the Offers would be in the best interests of the combined entity and its shareholders. The method or methods selected by Purchaser to implement any acquisition of remaining Wavecom Securities will be determined after evaluating all relevant factors at the time, but will primarily be influenced by considerations of cost and likelihood of success. Purchaser could commence a subsequent tender offer for the remaining Securities, purchase such Securities through open market purchases, or purchase Securities in privately negotiated transactions, or otherwise, in any case, upon the terms and at the prices as we determine, which may be more or less favorable than those of the U.S. Offer. Purchaser has not determined whether any such second-step transactions would be made to U.S. holders of Wavecom Securities, and expects to make such a determination based on the circumstances existing at such time. Any such transaction would be made in accordance with applicable U.S. federal and other securities laws, as determined at such time.”
     It is possible that a second-step transaction may constitute a “going-private” transaction within the meaning of Rule 13e-3 under the Exchange Act, depending on the extent of Purchaser’s shareholdings in Wavecom, the timing and nature of the steps to be taken with respect to Wavecom and its Securities and the extent to which any exemptions from Rule 13e-3 may apply.”
     Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase is hereby amended to include the following paragraph at the end of the Section:
     “According to Wavecom’s public disclosure, some of Wavecom’s material contracts contain change in control provisions that would permit the counterparty to terminate the contract in the event of a change in control of Wavecom, such as the completion of the Offers. In addition, Wavecom’s manufacturing agreements with Solectron (bought by Flextronics) may not be assigned without the prior consent of the other party; thus, to the extent completion of the Offers is deemed to be an assignment, such a clause may be implicated. According to Wavecom’s public disclosure, Wavecom has a number of important long standing clients, distributors and suppliers with which it has contracts or with which it contracts under the cover of its general sales conditions and has certain licenses to third parties’ intellectual property rights that include “essential” patents. According to Wavecom’s public disclosure, Wavecom believes it is customary practice in its industry for such contracts to be non-transferable without the prior consent of the other party; thus, to the extent completion of the Offers is deemed to constitute a transfer of the contract, such contracts’ non-transferability clause may be implicated. According to Wavecom’s public disclosure, certain of these contracts may be terminable in the event of a change of control, such as the completion of the Offers. Gemalto intends to continue to generally operate Wavecom’s business as it is currently operated, but there can be no assurance that the completion of the Offers will not result in counterparties to certain of the contracts described above terminating such contracts, to the extent they are permitted under the applicable contract. “
Item 11. Additional Information.
     Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:
     The second paragraph in Section 14: “Certain Legal Matters” in the U.S. Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     “ Pursuant to requirements under the Hart-Scott-Rodino Act of 1976 (“HSR”), Purchaser provided written notice to Wavecom of its intention to submit a Notification and Report Form with respect to the U.S. Offer and Purchaser filed its notification on November 4, 2008. On November 17, 2008, Purchaser received notification from the FTC granting early termination of the initial waiting period applicable to the Offers.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
     99(a)(5)(ii) English version of press release, issued November 19, 2008

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2008

GEMALTO S.A.
/s/ Patrick Mouchart
Name:	Patrick Mouchart
Title:	Chief Executive Officer

GEMALTO N.V.
/s/ Olivier Piou
Name:	Olivier Piou
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99(a)(1)(i)	U.S. Offer to Purchase, dated October 28, 2008*

99(a)(1)(ii)	Form of ADS Letter of Transmittal (ADSs)*

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery (ADSs)*

99(a)(1) (iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)*

99(a)(1)(vi)	Form of Share Form of Acceptance (Shares)*

99(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)*

99(a)(1)(ix)	Form of OCEANE Form of Acceptance (OCEANEs)*

99(a)(1)(x)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)*

99(a)(1)(xii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

99(a)(1)(xiii)	Form of Summary Advertisement, published on October 28, 2008*

99(a)(5)(i)	Questions and Answers relating to the International Offer for use by the Information Agent (English translation)**

99(a)(5)(ii)	English version of press release, issued November 19, 2008

99(b)	Not applicable

99(d)	Not applicable

99(g)	Not applicable

99(h)	Not applicable

*	Previously filed on Schedule TO dated October 28, 2008.

**	Previously filed on Amendment No. 1 to Schedule TO dated November 4, 2008.